

September 2, 2022

Brian L. Cantrell
Senior Vice President - Chief Financial Officer
Alliance Resource Partners LP
1717 South Boulder Avenue, Suite 400
Tulsa, Oklahoma 74119

      Re: Alliance Resource Partners LP
           Form 10-K for the Fiscal Year ended December 31, 2021
           Filed February 25, 2022
           File No. 000-26823

Dear Mr. Cantrell :

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation